FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

MANAGEMENT PROPOSAL FOR THE GENERAL SHAREHOLDERS MEETING

TO BE HELD ON THE 18THOF OCTOBER, 2012

Dear shareholders,

The management of CompanhiaBrasileira de Distribuição (“Company”) hereby present, for discussion on the general shareholders meeting to be held on the 18thof October, 2012, at 5:00pm, at the Company’s registered offices, at AvenidaBrigadeiro Luís Antonio, No. 3.142, sala 1, at the city and state of São Paulo, a proposal for the amendment of the Company’s Bylaws, as well as the election of the Vice-Chairman of the Company’s Board of Directors.

In compliance with the provisions of Section 11 of the Securities Commission (Comissão de ValoresMobiliários – CVM)Instruction No. 481/2009, the following documents are attached to this proposal: (a) a copy of the Bylaws highlighting the proposed changes (Annex I), (b) a detailed report on the source and justification of the proposed amendments, and (c) a comparative chart of (a) the current and (b) the proposed versions of the Bylaws, analyzing their legal and economic effects (Annex III).

Moreover, in compliance with the provisions of Section 10 of CVMInstruction No. 481/2009, information required in items 12.6 to 12.10 of the Company’s Reference Form (Formulário de Referência) is attached to this proposal in connection with the candidate indicated by the controlling shareholder of the Company, and recommended by the Board of Directors to be elected as the Vice-Chairman of the Company’s Board of Directors (Annex IV).

We request that the shareholders that intend to appoint attorneys-in-fact to act on their behalf at the general meeting send the proper documents evidencing they are shareholders of the Company and the powers of attorney granted at least seventy two (72) hours before the meeting is held. Such documents shall be sent to the Company’s Corporate Legal Department, at AvenidaBrigadeiro Luís Antonio, No. 3.142, at the city and state of São Paulo, through registered mail.

Copies of this proposal, as well as the Call Notice for the general meeting in reference, are available to the shareholders at the Company’s registered offices, at the Company’s investors relations website (www.grupopaodeacucar.com.br/ri) and at the Securities Commission (Comissão de ValoresMobiliários – CVM) website (www.cvm.gov.br), pursuant to CVM Instruction No. 481/09.

São Paulo, October 2nd, 2012

BOARD OF DIRECTORS

ANNEX I

Copy of the Bylaws indicating the proposed changes

Bylawsof

COMPANHIA BRASILEIRADE DISTRIBUIÇÃO

Corporate Taxpayers’ID(CNPJ/MF):47.508.411/0001-56

Company Registry(NIRE):35.300.089.901

Authorized-Capital Publicly-Held Corporation

CHAPTER I

NAME, HEAD OFFICE, PURPOSEAND DURATION

ARTICLE 1- COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head officesandjurisdictionat Av.BrigadeiroLuísAntonio,No.3142,inthe CityofSãoPaulo, Federative Republic ofBrazil,hereinaftergoverned bytheseBy-laws,by Law 6,404 dated December 15,1976, as amended, and other applicable legal provisions.

SoleParagraph–Upon theCompany’sadmissiontothespeciallisting segmentcalled Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros(“BM&FBOVESPA”),theCompany,itsshareholders,Administratorsandmembersof theFiscal Council, wheninstalled,subjectthemselvesto the provisionsof the Regulamentode Listagem doNível 1 de GovernançaCorporativa da BM&FBOVESPA (“Level 1Regulation”).

ARTICLE2-Thecorporatepurpose oftheCompanyisthesaleofmanufactured,~~semimanufactured~~semi- manufactured  orrawproducts,bothBrazilianandforeign,ofanytypeorspecies,nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph- TheCompany may also engage inthe followingactivities:

a)            manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food productseither onits own or through third parties;

b)           international trade, including that involving coffee;

c)            importation, distribution and sale ofcosmeticproducts for hygienic or make-up purposes, toiletries,sanitary and relatedproducts andfood supplements;

d)           saleofdrugsandmedicines,pharmaceutical andhomeopathicspecialties,chemical products,accessories,dentalcareequipment,tools andequipmentforsurgery,production of chemicalproductsandpharmaceutical specialties,withthepossibilitythatsuchactivitiesofthe Companyarespecializedas Drugstore,AllopathicDrugstore,HomeopathicDrugstore or ManipulationDrugstore ofeach specialty;

e)           saleofoilproducts,fillingupoffuelsofanykind,renderingoftechnicalassistance services,garage, repair, washing,lubrication, sale ofaccessoriesandothersimilarservices,of any vehicles;

f)            saleofproducts,drugsandgeneralveterinarymedicines;veterinaryconsultation,clinic and hospitaland pet shopwith bath andshearingservice;

g)            rental of any recorded media;

h)           provision of photo, film and similarstudioservices;

i)                   ~~i)~~ executionandadministration of real estate transactions, purchasing, promoting subdivisionsandincorporations,leasingandsellingrealestatepropertiesontheCompany’s own behalf as well as for third parties;

j)             acting asdistributor, agentand representativeofmerchantsand industrial concerns establishedinBrazilor abroadand,insuchcapacity,forconsignorsoron itsownbehalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k)            provision of data processing services;

l)              buildingandconstructionservicesofallkinds,eitheronitsownbehalforforthird parties, purchase and saleof construction materials and installation and maintenance of air conditioningsystems, cargo loaders andfreight elevators;

m)          utilization of sanitary products and related products;

n)           general municipal, stateandinterstategroundfreighttransportationforits own productsand thoseofthirdparties,includingwarehousing,depositing,loading,unloading, packagingand guarding any such products, and subcontracting the services contemplated in this item;

o)             communicationservices,generaladvertisingandmarketing,includingforbars,cafes andrestaurants,whichmayextendto othercompatibleorconnectedareas,subjecttoanylegal restrictions;

p)           purchase,sale anddistributionofbooks,magazines, newspapers,periodicals and similar products;

q)           performanceof studies, analysis, planning and markets research;

r)            performanceof market test for thelaunching of new products, packing and labels;

s)            creationof strategiesand analysisof"comportamentosetorialde vendas",of special promotions and advertising;

t)            provisionofmanagementservicesof food,meal,drugstore,fuelandtransportation vouchers/cards and othercardsresulting from the activities relatedto its corporate purpose; and

u)           leasing andsubleasing of its own or third-party furnishings;

v)            provision of management services; and

w)          representationofothercompanies,bothBrazilianandforeign,andparticipationasa partnerorshareholderin the capital stockofother companiesirrespectiveoftheirform orobject of same, andin commercial enterprisesof any nature.

SecondParagraph -TheCompany mayprovideguaranteesorcollateralforbusiness transactionsof its interest, although itmust not do so merely as a favor.

ARTICLE 3 -The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE4 -The CompanyCapitalis R$~~6,689,239,643.41~~  6,701,818,241.81 (sixbillion, ~~six~~seven  hundred~~eighty-nine~~and one million,~~two~~eight  hundred ~~thirty-nine~~and eighteenthousand,~~six~~two  hundred and forty~~-three~~  one Brazilian Reaisand ~~forty-~~eighty one cents),fully paidinanddividedintotwohundredand sixty~~-two~~  threemillion, ~~one hundred and~~ fiftysix thousand~~, nine~~ and one hundred  and sixty~~-one (262,150,961~~ seven (263,056,167) shares with no par value,of which ninety~~-~~ninemillion,sixhundred and seventy~~-~~ninethousandandeighthundredand fifty~~-~~one(99,679,851) are common sharesandonehundredand sixty~~-two~~  threemillion,~~four~~three  hundred  and seventy~~-one~~  six thousand~~, one~~ and three hundred and ~~ten (162,471,110~~sixteen (163,376,316) are preferred shares.

FirstParagraph-ThesharesofcapitalstockareindivisibleinrelationtotheCompanyand each common entitles its owner to one vote at the General Shareholders' Meetings.

SecondParagraph-Thesharesshallberecordedinbook-entrysystemsandbekeptin depositaccountsonbehalfoftheirholderswiththeauthorizedfinancialinstitutiondesignated by the Company, without issuance of sharecertificates.

ThirdParagraph– Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph ~~-~~–  The costoftheserviceoftransferringtheownershipof thebook-entry shares chargedbythe depositaryfinancialinstitutionmaybepassed ontothe shareholder, pursuanttothethirdparagraphofArticle35ofLawNo.6,404 dated12/15/76,subjecttothe maximumlimitsestablishedbytheBrazilianSecuritiesExchange Commission ("Comissão de ValoresMobiliários").

ARTICLE5-The Companyisentitledtoissuenew shareswithoutmaintainingproportion betweentypesand/orclassesof theexistingshares,providedthatthenumberofpreferred shares shall not exceed the limit of 2/3(two thirds  ~~(2/3~~) ofthe total issued shares.

FirstParagraph-The preferredsharesshallbeentitledto thefollowingprivileges and preferences:

a)             ~~a)~~ priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock bythenumberofoutstanding shares,withoutpremium,inthe eventofliquidation ofthe Company;

b)             ~~b)~~ priorityinthereceiptofaminimumannualdividendintheamountofR$0.08(eightcentsof Real) per one (1) preferredshare, on a non-cumulative basis;

c)              ~~c)~~ participationunder equal conditionsas thecommonsharesinthe distributionofbonus shares resulting fromcapitalizationof reserves or retained earnings; and

d)              ~~d)~~ participationinthe receiptofdividendas setforthinArticle ~~35,~~36,IV,item"c" of theseBy-Laws, whichshallbedistributedforthecommonandpreferredsharessoastoforeachpreferred share shall beascribed a dividend ten percent (10%)higherthanthedividendassignedtoeach common share,pursuanttotheprovisions ofArticle 17,firstparagraph,ofLaw No.6,404/76, as amended by Law No. 10,303/01, including, for purposesof such calculation, in the sum of the totalamountofdividendspaidtothepreferredshares,theamountpaidasminimumdividend setforthinitem"b"ofthis FirstParagraph.

Second Paragraph- The preferred sharesshall have no voting rights.

ThirdParagraph-Thepreferredsharesshallacquirevoting rightsintheeventthatthe Companyfailstopaytheminimumorfixeddividendstowhichtheyareentitledaccordingto theseBy-lawsforaperiodofthree (3)consecutivefiscalyears,accordingtotheprovisionsof firstparagraphofArticle 111ofLaw No.6,404/76.Thesevotingrightswill cease uponthe payment of such minimumor fixed dividends.

ARTICLE6-TheCompanyisauthorizedtoincreaseitsCapitalStockbyresolutionofthe BoardofDirectorswithouttheneedtoamendmenttheCompanyby-laws,uptothelimitof ~~400,000,000 (~~four hundredmillion  (400,000,000)shares,throughissuance ofnewcommonorpreferred shares, with due regard tothe limit established in article 5 above.

FirstParagraph -Thelimitofthe Company’sauthorized capitalshallonly bemodified by decision of a General Shareholders Meeting.

SecondParagraph -Withinthelimitoftheauthorizedcapitaland inaccordancewiththeplan approvedbytheGeneral ShareholdersMeeting,theCompanymaygrantstockoptionstothe members ofitsmanagementbodiesor employees, ortoindividualsproviding servicestothe Company.

ARTICLE7 -Theissuanceofshares,subscription bonusesordebentures convertibleinto shares,may beapproved bythe Board ofDirectors, withtheexclusionor reductionoftheterm for the exercise of preemptiverights, asprovided in Article 172 of Law No. 6,404/76.

SoleParagraph-Exceptfortheprovisionsetoutintheheadingofthisarticle,theshareholders shall be entitledtopreemptiverights,inproportion totheir respectiveequityinterests,in the subscription ofanyCompany’s capital increases,withtheexerciseofsuchrightbeing governed by the legislation applicablethereto.

CHAPTER III

GENERAL  SHAREHOLDERS  MEETING

ARTICLE8 -TheGeneralShareholders'Meeting isthemeetingoftheshareholders.The shareholders mayparticipateattheGeneral Shareholders' Meetingseitherin personorthrough attorneys-in-factappointedasprovidedbylaw,inordertoresolveuponthemattersofinterest of the Company.

ARTICLE9–The GeneralShareholders'Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman.TheGeneralMeetingshallbecalledbythe Board of Directors Chairman andshallhave the following attributions:

I – the amendment to the Company's Bylaws;

II – the appointment and removal of members of the Company's Board of Directors at any time;

III –the appointment and removal of the Chairman and the Vice-Chairman ofthe Company's Board of Directors;

IV–theapproval,annually,oftheaccountsandfinancial statements oftheCompany´s management, prepared by them;

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX – the approval of the accounts of the liquidator(s);

X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI – the approval or the amendment of the annual operating plan;

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI –the approval of any change in the Company's dividend policy;

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE10 –Anyresolutionofthe GeneralShareholders’Meeting shall betakenby the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE11–TheAnnualShareholders’Meetingshallhavetheattributionsset forthinthelaw and shall take place during the first four months following the endof each fiscalyear.

SoleParagraph-Whenevernecessary,theGeneralShareholders’ Meeting maybeinstalled extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE12-TheCompanyshallbemanagedbyaBoardofDirectorsandanExecutive Officers Committee.

First Paragraph - The term of officeof the membersoftheBoardofDirectorsandthe Executive Officers Committee shall be up to three (3)years, reelection being permitted.

SecondParagraph-The Directorsand theExecutiveOfficersshalltakeoffice bysigningtheir oathsintheBookofMinutesoftheBoardofDirectorsoroftheExecutiveOfficersCommittee, asthe case maybe.The investiture ofthemembers oftheBoard ofDirectors andtheExecutive   OfficersCommitteeshallbeconditioned onpriorexecutionoftheStatementofConsentofthe Administratorsunderthetermsofthe provisionintheLevel 1 Regulation,aswellascompliance with the applicable legal requirements.

ThirdParagraph-Thetermofoffice of theDirectorsandExecutiveOfficersshallbe extended untiltheir respectivesuccessors takeoffice.

FourthParagraph-Theminutesofthemeetingsof theBoardofDirectorsand oftheExecutive OfficersCommitteeshallberecordintheproperbook,whichshallbesignedbythepresent Directors andExecutive Officers, as thecase may be.

Section I

Board of Directors

ARTICLE13-TheBoardofDirectorsshall consistofatleastthree (3) andnomorethan eighteen(18)members, ~~all of whom must be shareholders of the Company,~~ elected and removed by the General Shareholders'Meeting.

SoleParagraph- Consideringtheprovisionsof article14,in the eventofabsence ortemporary absenceofanyDirector,thatDirectorshallappoint,inwriting,him/herreplacement among the otherBoard members. In thiscase, besideshis/herownvote,theBoardMember whois to replacethetemporarilyabsentorimpededBoardMember,shallalsocastthevoteofthe memberreplaced.Inthe eventofpermanentvacancyofa Director´s office,theChairman shall callaGeneralShareholders’Meetingwithinfifteen (15)daysfromthedate oftheoccurrenceof vacancy to fulfill such position permanently, untilthe end of the relevant term in office.

ARTICLE14-TheBoardofDirectorsshallhaveaChairman~~,~~  and a Vice-Chairman, both appointedbytheGeneral Shareholders'Meeting.

SoleParagraph-Inthe eventofabsenceofthe Chairmanof theBoardof Directors,he shall ~~appoint, in writing, other Director to replace him, who will~~be replaced by another Director to be appointed by him, in writing, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors, being that the one in replacement shall performtheChairman’sduties.Inthe eventofpermanent vacancyof theChairman,~~any of~~ the ~~Directors~~Vice-Chairmanshall  automatically take his position andcallaGeneral Shareholders’Meeting withinfifteen (15)daysfrom thedate ofvacancy,fortheappointmentof thenewChairmanofthe Boardof Directorsinpermanent manner,untilthe endofthe relevant term in office.

ARTICLE15 -TheBoard ofDirectors shall ordinarily meetatleastfivetimeseveryyear, to reviewthefinancialandother results of theCompany andto reviewandfollow-upofthe annual operating plan, and shall extraordinarilymeet whenever necessary.

FirstParagraph-The ChairmanshallcallthemeetingsoftheBoardofDirectors,byhisorher initiativeorat thewrittenrequestofanyDirector.FailurebytheChairmantocallanymeeting within~~seven~~five  (~~7~~5) calendardaysfromthe dateofreceiptoftherequestbyany Directorshallallow such Director to call the meeting.

SecondParagraph –Thecallsforthemeetings oftheBoard ofDirectors shall bemadein writing, either by telex, facsimileor letter,with at least seven (7) days ~~prior to the date of each meeting, shall specify time and place and comprise~~in advance, includingadetailed agendaofthemeeting  and specifying the place and date to be held on first call, in the event it is held on second call, a three (3) business days term between such dates must be observed.Any proposalof resolutionsandall necessarydocumentationrelated thereto shall be atthe Board of Directorsdisposalatthe Company’sheadoffice.Themeetingsshallbeheldregardlessthe respective call notice in case of attendance of all Directors in office at such time, or by the prior writtenconsent of the absents Directors.

ThirdParagraph–The presence ofatleastten(10)membersoftheBoardofDirectors, ~~including those represented according to the sole paragraph of articles 13 and 14 above,~~ shall be required for the installation of a meeting of the Board of Directors  on first call, and the presence of at least eight (8) membersoftheBoardofDirectors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented in accordance withthesoleparagraphofarticles13and14above.

~~Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.~~

ARTICLE16 -TheBoard ofDirectorsmeetingsshall bepresidedbyitsChairman,orin ~~its latter's~~hisabsence~~,~~  by ~~other Director indicated by him~~he shall be replaced by another Director to be appointed by him, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors.

Sole Paragraph –TheresolutionsoftheBoardofDirectorsshallbetakenbymajorityofvotes castbyits members~~, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting~~.BoardmembersmaypartakeofthemeetingsoftheBoard ofDirectorsthroughe-conferencing,throughvideo-conferencingorthroughany othermeansof electroniccommunications~~, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the~~ allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting ~~in the name of said board member~~.

ARTICLE17-TheBoard ofDirectorsshall  follow its Rules of Procedure, to be approved by the majority of its members, andhaveanExecutiveSecretary,appointedbymajority of the Directors, ~~whose~~who shall perform the duties ~~shall be defined in the meeting at which he is appointed~~defined in the Rules of Procedure, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE18- In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) and up to two (2) times EBITDA of the preceding twelve (12) months;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (armslength) to be submitted to the General Shareholders’ Meetings.

Section II

Committees

ARTICLE 19 – The Company shall have ~~three (3~~as support committee to the Board of Directors an Audit Committee composed of three (3) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of theseBy-Laws.

FirstParagraph-The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

SecondParagraph -The External Members of the Audit Committee shall:

a)                  not be a member of the Board of Directors of the Company or of its controlled companies; and

b)                 have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.

FirstParagraph-During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a)                  death or resignation;

b)                 unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c)                  a substantiated decision of the Board of Directors.

SecondParagraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

ThirdParagraph -The Audit Committee shall:

a)                  propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b)                 review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c)                  review the quarterly financial information and the periodic financial statements prepared by the Company;

d)                 assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e)                 provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f)                   provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Board of Directors shall resolve on the duties and activities to be performed by the Audit Committee during the period that the Fiscal Council is operating. The Board of Directors, based on its own discretion, is also entitled to opt for the suspension of the operation of the Audit Committee during the period that the Fiscal Council is operating, assigning to the later, all or part of the duties and functions of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

ARTICLE 22 – In addition to the Audit Committee the Company shall have four (4) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; ~~and~~ (iii) Development Sustainable Development Committee; and (iv) Corporate Governance Committee, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

FirstParagraph-EachSpecialCommitteeshallbecomposedofnolessthanthree (3)and up tofive (5)members,foratermofofficeofthree (3)years,reelectionpermitted .Themembers ofeachSpecialCommitteeshallbeappointedbytheBoardofDirectors~~, exclusively from~~among itsmembers  provided that one (1) External Member may be elected to each Special Committee.The Board of Directors shall alsoappointtheChairman ofeachSpecial Committee.

SecondParagraph -Intheeventofabsence ortemporaryimpedimentofany memberofany Special Committee,theabsentmembershallappoint,fromamongtheother membersofthe BoardofDirectors,hisorherreplacement.Intheeventofvacancy,theChairmanoftheBoard ofDirectorsshallcalla GeneralMeetinguptoseven (7)daysafterthepositionhasbeen confirmedverifiedvacantforthe electionofthe new memberoftheSpecial Committee,until the end of the term of office. There is no prohibition against appointment of a member to more than one SpecialCommittee during thesame term of office.

ThirdParagraph~~-  The~~–  EachSpecial ~~Committees~~Committeeshall holdmeetingswhenevercalledbyits respective Chairman or by the Chairman of the Board of Directors,on his owninitiativeorper writtenrequest ofanyother memberof~~the~~suchSpecial ~~Committees~~Committee.MeetingsoftheSpecialCommitteesmaybe calledbyanymemberof the respectiveCommitteewheneverthe corresponding Chairman  ~~of the Board of Directors~~doesnotrespond tothe request forcallpresented bysaidmemberwithin~~7~~three  (~~seven~~3)   consecutivedayscountingfrom the day of receipt of ~~the request.~~such request. A copy of the call notices of the Special Committees meetings shall be forwarded to the Chairman of the Board of Directors.

FourthParagraph-ThedutiesofeachSpecialCommitteeshallbeestablishedbytheBoardof Directors.

Section ~~II~~III

Executive OfficersCommittee(“Diretoria”)

ARTICLE~~20~~23-TheExecutiveOfficers Committee(“Diretoria”) shall be composedofatleasttwo (2) and no more than fourteen (14) members, shareholders ornot, resident in Brazil, appointed andremoved bytheBoardofDirectors,one(1)being theChiefExecutiveOfficerandtheothers Executive Officers.

ARTICLE~~21~~24–TheExecutiveOfficers shallbeinchargeofthegeneralduties setforthinthese by-lawsand thoseestablishbythe Boardof Directorsand shall keepmutual corporationamong themselves and assist each other in the performanceof their duties and functions.

FirstParagraph–ThedutiesandtitlesofeachExecutiveOfficer,shallbeestablishedbythe Board of Directors.

SecondParagraph-Intheeventofabsences,occasionalimpairmentsandvacancy,the Executive Officers shall bereplaced in the following manner:

a)                  ~~a)~~ in theeventofabsences and occasionalimpairments ofthe CEO,he shall bereplaced by otherExecutiveOfficerindicated byhim and inthe eventofpermanentvacancy,theBoard of Directors shallappointthe CEO’s substitutewithin thirty (30)days,who shall completetheterm of office of the CEO;

b)                 ~~b)~~ intheeventofabsencesandoccasionalimpairmentsoftheremainingExecutiveOfficers, theyshallbereplacedbytheCEOand,intheeventofpermanentvacancy,theBoardof DirectorsshallappointtheExecutiveOfficer’s substitutewithinfifteen (15)days,whoshall complete the term of office of the substituted Executive Officer.

ARTICLE~~22~~25-TheExecutiveOfficersCommitteeshallmeetuponcallofitsCEOorofhalfofits ExecutiveOfficers inoffice.

SoleParagraph-The minimumquorum requiredfortheinstallationofameetingofthe ExecutiveOfficers Committeeisthepresenceofat leastonethird (1/3) oftheExecutiveOfficers inofficeatsuchtime.Theresolutionsof theExecutiveOfficersCommitteeshallbeapprovedby themajorityofthevotes.Intheeventofatieinconnectionofanymattersubjecttothe Executive Officers approval, such matter shall besubmitted to the Board of Directors.

ARTICLE~~23~~26-Inadditiontothedutiesthatmay beattributedtotheExecutiveOfficers Committee by theGeneralShareholders’MeetingandbytheBoard ofDirectors, and without prejudice to the other legalduties, the Executive OfficersCommittee shall have the power to:

I - manage the Company’sbusiness andensure compliance with these bylaws;

II – ensure that the Company’s purposeis carried out;

III-approveallplans,programsandgeneralrulesofoperation,managementandcontrolforthe developmentoftheCompany,inaccordancewiththeguidelinesdeterminedbytheBoardof Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities,includingthebalancesheet andfinancial statements requiredbylawforeachfiscal year, aswell as the respective opinions of the Audit Committee, asthe case maybe;

V–guideall Company'sactivitiesundertheguidelinessetforthbytheBoardofDirectorsand appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plansor programs to the Board of Directors;

VII-authorizethe openingandclosingofbranches,agenciesordepotsand/orinstitute delegations,offices and representations in any location of the national territory or abroad;

VIII – renderan opinion on any matter to be submitted to the Board of Directors approval; and

IX-developandcarryout,jointlywiththeBoardofDirectors,theEmployeeProfitSharing Program.

ARTICLE ~~24~~27–The Chief Executive Officer, in particular, is entitledto:

a)                  ~~a)~~ plan,coordinate,conductandmanageall Company’s activities,aswellasperform all executive and decision-making functions;

b)                 ~~b)~~ carryouttheoverallsupervisionofallCompany’sactivities,coordinatingandguidingthe other Executive Officers’ activities;

c)                  ~~c)~~ call, installand preside the meetings of the Executive Officers Committee;

d)                 ~~d)~~ coordinateandconduct theprocessofapprovaloftheannual/~~pluriannual~~multiannualbudgetandofthe investment and expansionplans together with the Board of Directors; and

e)                 ~~e)~~ suggestfunctionsandrespectivecandidates fortheExecutiveOfficerspositionsofthe Company and submitsuch suggestiontothe Boardof Directors approval.

ARTICLE~~25~~28-ItisincumbentupontheExecutiveOfficerstoassist andsupporttheCEOinthe administrationoftheCompany,inaccordance withdutiesdeterminedbytheBoardofDirectors andperform allactsnecessaryfortheregularCompany’sactivities,aslongas these actshave been duly authorized by the Board of Directors.

ARTICLE~~26~~29- TheExecutiveOfficers shall representthe Companyactivelyand passively,in courtandoutside courtsandbeforethirdparties,performingand signingallactsthatresultin obligations tothe Company.

FirstParagraph –Forthe grantingofpowers-of-attorney,theCompanyshall berepresentedby two (2)ExecutiveOfficers,actingjointly,ofwhom onemustalwaysbetheCEOorothers Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validityterm,exceptforpowers-of-attorneygrantedforjudicial purposes,inadditionto the description ofthepowers granted whichmay cover anyandall acts,including those relatedto banking operations;

SecondParagraph-Incaseofactsthatentailanykindofacquisition,sale,disposalor creation ofanylienon anyCompany’sasset,including anyrealestate, aswell as,for the grantingofpowers-of-attorneyforthe practice ofsuchacts,theCompanyisrequiredtobe representedjointlybythree(3)ExecutiveOfficersofwhomonemustalwaysbetheCEOand the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - TheCompany shall be considered duly represented:

a)                  ~~a)~~ jointlybytwoExecutiveOfficersofwhomonemustalwaysbetheCEOorotherExecutive Officer to beappointed by the Board ofDirectors;

b)                 ~~b)~~ jointlybyoneExecutive Officertobe appointedby theBoard of Directors, andan attorney-in- fact,whensodeterminedbytherespectivepower-of-attorneyandinaccordancewiththe powers contained therein;

c)                  ~~c)~~ jointlybytwoattorneys-in-fact,whensodeterminedbytherespectivepowerofattorneyand in accordance with the powers contained therein;

d)                 ~~d)~~ solelybyanattorney-in-factorExecutiveOfficer,inspecificcases,whensodeterminedby the respective power of attorney and in accordancewith the powerscontained therein.

CHAPTER V

~~ADVISORY BOARD~~

~~ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.~~

~~First Paragraph - The members of the Advisory Board shall have a term of office of three (3) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.~~

~~Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.~~

~~Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least five (5) days prior to the meeting.~~

~~Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.~~

~~ARTICLE 28 - It is incumbent upon the Advisory Board to:~~

~~a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and~~

~~b) render opinion on any matters submitted to them by the Board of Directors.~~

~~CHAPTER VI~~

FISCALCOUNCIL

ARTICLE ~~29~~30–TheCompany shall have a Fiscal Council that shall operate ~~permanently and its members shall be annually appointed~~on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternatesshall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted~~, and they shall remain in their positions until their successors take office~~.

SecondParagraph–Attheirfirstmeeting,themembersoftheFiscalCouncilshallelectits Chairman, who shall be responsible forenforcing thecommittee’s resolutions.

ThirdParagraph -TheFiscal CouncilmayrequesttheCompanytoappoint qualifiedpersonnel to provide administrative and technical support.

ARTICLE~~30~~31  -TheFiscalCouncil shall becomposed ofnolessthanthree (3)anduptofive (5) effectivemembersandthesamenumberofalternates,residents inthecountry,shareholdersor not, all of them qualified inaccordancewith the legalprovisions.

First Paragraph –Inthecaseofabsenceofimpediment, the members of the Fiscal Council shall be replaced by theirrespective alternates.

SecondParagraph -In additionto casesofdeath,resignation,dismissal andother cases providedforbylaw,thepositionofthe membershallbeconsideredvacantwhenthememberof theFiscalCouncilisabsent,withoutjustcause,attwo (2)consecutivemeetingsorthree (3) non-consecutive meetings in the course of the year.

ThirdParagraph-IntheeventofvacancyofthepositionofFiscalCouncilmember,ifthereis noalternatemember,aGeneralMeetingwillbecalledtoelectamemberforthevacant position.

ARTICLE~~31~~32-TheFiscalCouncilshallhavethepowersanddutiesconferreduponitbylaw and the Internal Regulation of the Fiscal Council.

FirstParagraph-The FiscalCouncilholdsquarterlygeneral meetingsandextraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

ThirdParagraph-TheresolutionsoftheFiscalCouncilshallbemadebyabsolutemajority voteofthose inattendance.Inorderfor ameetingto beinstituted, themajorityofthemembers must be present.

FourthParagraph -Themembersof theFiscalCouncilshallparticipateinthecommittee’s meetings by telephoneorvideo conferencecall, or any otherelectronic means of communication,andshallbeconsideredpresentatthemeeting.Immediatelyafterthemeeting is over, the members must confirmtheir votesthrougha written declarationsent tothe Chairmanof theFiscal Council byconventional mail,fax,orelectronic mail.Uponreceipt,the ChairmanoftheFiscalCouncilshallbeempoweredtosigntheminutesofthemeetingon behalf of its members.

ARTICLE~~32~~33-The compensationofthemembers oftheFiscal Council shall befixed by the GeneralShareholders'Meetingin whichtheyare appointed,withdueobservanceofthe legal limit.

CHAPTER ~~VII~~VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE~~33~~34-Thefiscal year ends on December31 ofeach year,whenthebalance sheetand financial statements required by applicable law shall beprepared.

ARTICLE~~34~~35-TheCompanymay,atthediscretionoftheExecutiveOfficersCommittee, prepare quarterly or semi-annual balance sheets.

CHAPTER ~~VIII~~VII

PROFITDESTINATION

ARTICLE~~35~~36–Uponthe preparationofthebalance sheet,thefollowing rules shallbeobserved with respect to the distribution of the profits:

I-fromtheprofits ofthefiscalyearshallbe deducted,before any allocationof netincome,the accumulatedlosses and the provision ofthe income tax;

II-AfterdeductingtheportionsdescribedinitemIabove,theportiontobedistributedinthe form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance withtheProfitSharingProgramand underthetermsandaccordingtothelimits provided in items "j" and "k" of Article 18 herein;

III-indue compliance withthetermsandlimitsestablishedin paragraphsofArticle152 ofLaw No.~~6,404~~6404/76 andthelimit establishedinitem“k”of Article18herein,theamountcorresponding tothemanagersinthe Company’s profitsshallbe deducted,as determined by theBoard of Directors, in compliancewith the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a)                  ~~a)~~ 5%(fivepercent) shall beallocated tothelegal reservefund untilsuch reservereachesthe limit of 20% (twenty percent) of the Capital Stock;

b)                 ~~b)~~ amountstotheformationofthereserveforcontingenciesreserve,ifsodecidedbythe General Shareholders’ Meeting;

c)                  ~~c)~~ 25%(twentyfiveper cent)shallbeallocatedtothepaymentofthemandatory dividends pursuant toFirst Paragraph below, in accordancewith the provisionscontained in first and second paragraphs of Article 5 herein;

d)                 ~~d)~~ theprofitnotprovisionedinthereserve describedinSecondParagraphbelowand not allocated in accordance withthe provisions of Article 196 of Law No.6404/76shallbe distributed asadditional dividends.

FirstParagraph–Themandatorydividendsshallbe calculated andpaidinaccordance withthe following rules:

a)                  ~~a)~~ the basisfor calculation ofthedividends payable shall bethe netprofitofthefiscalyear, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained fromthe reversionof the reserves of contingencies formed in the previous fiscal year;

b)                 ~~b)~~ the payment of the dividend calculated in accordance with the provisionsof the previousitem maybelimitedtotheamountofthenet profiteffectivelyrealizedofthefiscalyearforthathas endedpursuanttothelaw,providedthatthedifference is registered asreservefor profitstobe realized;

c)                  ~~c)~~ the profits registeredinthe reserve forprofitstobe realized, whenaccrued andif such profits havenotbeenabsorbedbythelossesinthesubsequentfiscalyears, shallbeincreasedtothe first declareddividends after suchrealization.

SecondParagraph –Itishereby created,theReserve forExpansion, whichpurpose shall ensure resourcesforfinancingadditionalinvestmentsinfixedassetsand workingcapitalandto which shall be allocatedup to 100%ofthe remainingprofitsafterthedeductions and destinationsestablishedin items"a","b"and"c"ofitemIVabove.Thetotalamountprovisioned in such reserve shall norexceed the total amount of the Company’s Capital Stock.

ThirdParagraph-IfdulyauthorizedbytheBoard ofDirectors, theCompanymayelectto distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph -The Companymayelectto payor creditinterestsasremuneration ofits own capitalcalculatedontheaccounts ofthenet worth,indueobservanceoftherateandlimits determined bylaw.

ARTICLE~~36~~37–Theamountofdividendsshallbeplacedattheshareholdersdispositionwithina maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determinedby theBoardof Directors, subject to theapplicable legal provisions.

ARTICLE~~37~~38-Thefinancialstatementsandaccounts oftheCompanyshallbe auditedonan annual basisby internationally recognized independentaccountants.

CHAPTER ~~IX~~VIII

LIQUIDATION

ARTICLE~~38~~39  -TheCompanyshallbeliquidatedinthecasesprovidedbylaw,andtheGeneral Shareholders’Meetingshalldetermine theformofliquidation,appointtheliquidatorandthe members oftheFiscal Council, which shalloperate duringtheliquidation,andestablishtheir compensation.

CHAPTER ~~X~~IX

FINAL PROVISIONS

ARTICLE~~39~~40  –Thevaluesin U.S.Dollarsmentionedhereinshallbe exclusivelyused as referenceformonetaryupdateandshallbeconvertedinReaisusingtheaverageexchange rate for the U.S. Dollar published by the Central Bank of Brazil.

~~ARTICLE 40 -~~ARTICLE41 -The casesnotregulatedinthese by-laws shall besolvedin conformity with current applicable legislation.

~~ARTICLE 41 -~~ARTICLE42-Thepresentby-lawsshallcomeintoeffectasofthedateofitsapprovalbythe General Shareholders Meeting.

ANNEX II

Detailed report on the source and justification of the proposed amendments

In general terms, the proposed amendments have as purpose:

(a)Change on the Company’s Capital Stock: amendment to the Article 4 in order to reflect the current numbers of the capital stock and of shares of the Company, having regard to the recent increases in the Company’s capital stock, as approved by the Board of Directors, in view of the exercise of stock options within the Stock Option Plan, within the limits of the Company’s authorized capital;

(b)Creation of the Committee of Corporate Governance: amendment to the Article 19, as renumbered, in order to provide for the establishment of the Committee of Corporate Governance, which shall analyze the Company’s current structure and practices and make recommendations and suggestions with the purpose to improve the Company’s corporate governance practices;

(c)Creation of the Company’s Audit Committee: amendment to the Articles 19, 20 e 21 in order to provide for the establishment of the Audit Committee, as well as to provide certain rules applicable to it, with the purpose to improve the Company’s corporate governance practices. The establishment of the Audit Committee should be incentivised by shareholders and management, and is aligned with the most recent regulations issued by CVM, the authority responsible for the supervision of the Company’s practices and conduct, who has expressed the following opinion on this matter: “within the efforts to improve the quality of financial statements of Brazilian publicly-held companies, CVM recognises that the existence of an audit committee can substantially improve the supervision and monitoring of the services rendered by independent auditors. Such body, which already exists in several Brazilian publicly-held companies, is responsible for, among other things, supervising the activities of external independent auditors, mitigating possible independence problems or conflicts in such activities”1;

1Passage from CVM’s Public Hearing Report SNC No. 10/11, dated 14th of July, 2011, which gave rise to the CVM Instruction No. 509/11.

(d)Rules regarding the Fiscal Council: amendment to the caput and first paragraph of Article 29, which becomes Article 30 by renumbering due to the inclusion of new articles, in order to provide that the Fiscal Council will operate on a non-permanent basis, being installed in the legal hypotheses, as well as to eliminate the provision for members of the Fiscal Council to remain in office until the investiture of their successors(since the Fiscal Council shall be non-permanent), with the purpose to make the Company’s management more efficient, especially in view of the new Audit Committee;

(e)Change on Certain Rules Regarding the Composition and Operation of the Company’s Special Committees:

(e.1)amendment to the first paragraph of Article 19, as renumbered, in order to provide that the Special Committees may have in their composition an external member, as defined in the proposed Bylaws, with the purpose to improve the performance of such Committees in light of the contribution that specialized professionals can bring them; and

(e.2)amendment to the third paragraph of Article 19, as renumbered, in order to provide that the meetings of the Special Committees may be called by their respective Chairman, without prejudice to the prerogative of the Chairman of the Board of Directors to call it, with the purpose to improve the performance of such Committees and to solidify the Company’s corporate governance practices;

(f)Removal of the Advisory Board: removal of the Articles 27 and 28 and of the fourth paragraph of the Article 15 in order to remove from the Bylaws the provisions that established the existence of the Advisory Board, with the purpose to make the Company’s management more efficient, aligned with the proposal for the improvement of the Company’s corporate governance structure, given that the amendments comprise the establishment of two other Committees, one of which is the Corporate Governance Committee, which shall be responsible for the functions currently performed by the Advisory Board;

(g)Change on Certain Rules of Composition and Operation of the CBD Board of Directors:

(g.1)amendment to the Article 13 in order to remove the requirement of being a Company shareholder to be able to be elected as member of the CBD Board of Directors, in order to reflect the new provisions of Law No. 6,404/76;

(g.2)amendment to the first paragraph of Article 15 to reduce from seven (7) to five (5) days the period within the Chairman shall comply with requests to call a Board of Directors meeting presented by other Director, with the purpose to make the decision-making process of the Board of Directors more efficient and speedy;

(g.3)amendment to the third paragraph of Article 15 in order to establish that the minimum quorum required for the installation of the meetings of the Board of Directors shall be, on first call, ten (10) Board members and, on second call, eight (8) Board members, with the purpose to make the performance of the Board of Directors more efficient. The current wording of the Bylaws only establishes a quorum of ten (10) Board members for the installation of meetings of the Board of Directors without differentiating whether the relevant meeting was called for the first or second time. The purpose is then to establish different quorums, depending on whether the meeting was called for the first or second time, so as to make the decision-making process of the Board of Directors more speedy and efficient;

(g.4)amendment to the sole paragraph of Article 16 in order to facilitate the remote participation by Directors in meetings of the Board of Directors of the Company, with the purpose to make the performance of the Board of Directors more efficient; and

(g.5)amendment to the Article 17 in order to provide that the Board of Directors of the Company will have a Rules of Procedures, to be approved by the majority of its members, as well as that the functions of the Executive Secretary of the Board shall be defined in such Rules, with the purpose to make the performance of the Board of Directors more efficient and improve its corporate governance practices. The adoption of the Rules of Procedure for the Board of Directors, as widely known, is a highly incentivized practice and is frequently adopted by publicly-held companies’ boards of directors, with the purpose to make performance of the board’s activities clearer and improve its functioning, which will obviously meet the Company’s interests. In fact, the companies whose Bylaws establish the possibility of adopting Rules of Procedure, and those which adopt such Rules without Bylaws’ provision, amount to a significant proportion of 55% of the companies included in the IBOVESPA index and 46% of companies listed in BM&FBOVESPA’s Novo Mercado;

(h) Creation of the Position of Vice-Chairman of the Board of Directors of the Company:The amendment intends to assure the good performance of the Company’s Board of Directors, given its relevance for the conduction of the Company’s affairs, avoiding any possible deadlock on the Company’s activities, already establishing the functions to be performed by the Vice-Chairman. Note that such position is widely utilized as a good corporate governance practice within Brazilian companies. The position of Vice-Chairman of the Board of Directors is established in the Bylaws of 72.6% of companies listed in BM&FBOVESPA’s Novo Mercado, and in the Bylaws of 67.1% of companies included in the IBOVESPA index.

(h.1) amendment to the Article 9, III, in order to establish as a power of the Shareholders General Meeting the election and destitution of the Chairman and also of the Vice-Chairman of the Board of Directors, with the purpose to adjust the Bylaws provisions to this new position;

(h.2) amendment to the Article 14 in order to reflect that the Board of Directors of the Company will have a Chairman and a Vice-Chairman, with the purpose to adjust the Bylaws provisions to this new position;

(h.3) amendment to the sole paragraph of Article 14 in order to establish that in case of absence or inability of the Chairman of the Board of Directors he may indicate another Director as his substitute, and that the Vice-Chairman shall replace the Chairman in case such substitute is absent or has not been indicated, with the purpose to make the performance of the Board of Directors more efficient;and

(h.4) amendment to the Article 16 in order to provide that the Board of Directors meetings shall be chaired by its Chairman, or in his absence by another Director indicated by the Chairman as his substitute, and that the Vice-Chairman shall replace the Chairman in case such substitute is absent or has not been indicated, with the purpose to make the performance of the Board of Directors more efficient.

ANNEX III

Report on the legal and economic effects of the proposed amendments to the Bylaws

In compliance with Section 11, item II of CVM Instruction No. 481/2009, this report details and analyses the legal and economic effects of the proposed amendments to the Company’s Bylaws (“Bylaws”), as approved by its Board of Directors in a meeting held on the 27th of September, 2012, at 5:00pm (“Proposals”), and that shall be decided on by the General Shareholders Meeting to be held on the 18th of October, 2012.

As indicated above, the Proposals have the effect of: (a)  changing the Company’s capital stockin order to reflect the current numbers of the capital stock and of shares of the Company; (b)  creating the Committee of Corporate Governance; (c)  creating the Company’s Audit Committee, as well as providing for certain rules applicable to it; (d)  changing certain rules regarding the Fiscal Council; (e)  changingcertain rules regarding the composition and operation of the Company’s Special Committees; (f)removing the Advisory Board; (g)  changingcertain rules regarding the Company’s Board of Directors; and (h)  creating the position of Vice-Chairman of the Board of Directors of the Company.

With the purpose to make identification and comprehension of the Proposals, each of the changes and their effects are presented in detail in the comparative chart below, which shows, from the left to the right, (i) the version of the Bylaws currently in force (without the proposed changes), (ii) the new versionproposed by the Board of Directors (without comparing it with the version currently in force), (iii) the compared version (highlighting all differences between the current wording and the proposed wording), and (iv) the comments and justifications in relation to each one of the proposed changes, analysing the possible legal and economic effects.

Bylawsof COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO CNPJ/MF n. 47.508.411/0001-56 NIRE 35.300.089.901 Authorized-Capital Publicly-Held Corporation	Bylawsof COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO CNPJ/MF n. 47.508.411/0001-56 NIRE 35.300.089.901 Authorized-Capital Publicly-Held Corporation	Bylawsof COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO CNPJ/MF n. 47.508.411/0001-56 NIRE 35.300.089.901 Authorized-Capital Publicly-Held Corporation	Wording adjustment in the Portuguese version. No economic or legal effect.

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

CHAPTER I –NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Wording unchanged.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de GovernançaCorporativa da BM&FBOVESPA (“Level 1 Regulation”).

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de GovernançaCorporativa da BM&FBOVESPA (“Level 1 Regulation”).

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de GovernançaCorporativa da BM&FBOVESPA (“Level 1 Regulation”).

Wording unchanged.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semimanufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

ARTICLE2-Thecorporatepurpose oftheCompanyisthesaleofmanufactured,~~semimanufactured~~semi- manufactured  orrawproducts,bothBrazilianandforeign,ofanytypeorspecies,nature or quality, provided that the sale of such products is not prohibited by law.

Wording unchanged in the Portuguese version. Wording adjustment in the English version with no economic or legal effect.
First Paragraph - The Company may also engage in the following activities:	First Paragraph - The Company may also engage in the following activities:	First Paragraph - The Company may also engage in the following activities:	Wording unchanged.

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;	Wording unchanged.
b) international trade, including that involving coffee;	b) international trade, including that involving coffee;	b) international trade, including that involving coffee;	Wording unchanged.
c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;	Wording unchanged.

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

Wording unchanged.

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

Wording unchanged.
f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;	Wording unchanged.
g) rental of any recorded media;	g) rental of any recorded media;	g) rental of any recorded media;	Wording unchanged.

h) provision of photo, film and similar studio services;	h) provision of photo, film and similar studio services;	h) provision of photo, film and similar studio services;	Wording unchanged.

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

i) i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

Wording unchanged.

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

Wording unchanged.
k) provision of data processing services;	k) provision of data processing services;	k) provision of data processing services;	Wording unchanged.

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

Wording unchanged.
m) utilization of sanitary products and related products;	m) utilization of sanitary products and related products;	m) utilization of sanitary products and related products;	Wording unchanged.

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

Wording unchanged.

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;	Wording unchanged.
p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;	Wording unchanged.
q) performance of studies, analysis, planning and markets research;	q) performance of studies, analysis, planning and markets research;	q) performance of studies, analysis, planning and markets research;	Wording unchanged.

r) performance of market test for the launching of new products, packing and labels;	r) performance of market test for the launching of new products, packing and labels;	r) performance of market test for the launching of new products, packing and labels;	Wording unchanged.
s) creation of strategies and analysis of "comportamentosetorial de vendas", of special promotions and advertising;	s) creation of strategies and analysis of "comportamentosetorial de vendas", of special promotions and advertising;	s) creation of strategies and analysis of "comportamentosetorial de vendas", of special promotions and advertising;	Wording unchanged.
t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and	t) provisionofmanagementservicesof food,meal,drugstore,fuelandtransportation vouchers/cards and othercardsresulting from the activities relatedto its corporate purpose; and	Wording unchanged.

u) leasing and subleasing of its own or third-party furnishings;	u) leasing and subleasing of its own or third-party furnishings;	u) leasing and subleasing of its own or third-party furnishings;	Wording unchanged.
v) provision of management services; and	v) provision of management services; and	v) provision of management services; and	Wording unchanged.

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature.

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature.

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature.

Wording unchanged.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.	Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.	Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.	Wording unchanged.
ARTICLE 3 - The Company’s term of duration shall be indefinite.	ARTICLE 3 - The Company’s term of duration shall be indefinite..	ARTICLE 3 - The Company’s term of duration shall be indefinite.	Wording unchanged.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$6,689,239,643.41 (six billion, six hundred eighty-nine million, two hundred thirty-nine thousand, six hundred forty-three Brazilian Reais and forty-one cents), fully paid in and divided into two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one (262,150,961) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten (162,471,110) are preferred shares.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$ 6,701,818,241.81 (six billion, seven hundred and one million, eight hundred and eighteen thousand, two hundred and forty one Brazilian Reais and eighty one cents), fully paid in and divided into two hundred and sixty three million, fifty six thousand and one hundred and sixty seven (263,056,167) shares with no par value, of which ninety nine million, six hundred and seventy nine thousand and eight hundred and fifty one (99,679,851) are common shares and one hundred and sixty three million, three hundred and seventy six thousand and three hundred and sixteen (163,376,316) are preferred shares.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE4 -The CompanyCapitalis R$~~6,689,239,643.41~~  6,701,818,241.81 (sixbillion, ~~six~~seven  hundred~~eighty-nine~~and one million,~~two~~eight  hundred ~~thirty-nine~~and eighteenthousand,~~six~~two  hundred and forty~~-three~~  one Brazilian Reaisand ~~forty-~~eighty one cents),fully paidinanddividedintotwohundredand sixty~~-two~~  threemillion, ~~one hundred and~~ fiftysix thousand~~, nine~~ and one hundred  and sixty~~-one (262,150,961~~ seven (263,056,167) shares with no par value,of which ninety~~-~~  ninemillion,sixhundred and seventy~~-~~  ninethousandandeighthundredand fifty~~-~~one(99,679,851) are common sharesandonehundredand sixty~~-two~~  threemillion,~~four~~three  hundred  and seventy~~-one~~  six thousand~~, one~~ and three hundred and ~~ten (162,471,110~~sixteen (163,376,316) are preferred shares.

Wording amended to reflect the current numbers of the capital stock and of shares of the Company, having regard to the recent increases in the Company’s stock capital, as approved by the Board of Directors, in view of the exercise of stock options within the Stock Option Plan, within the limits of the Company’s authorized capital;

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.	First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.	First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.	Wording unchanged.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Wording unchanged.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Wording unchanged.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de ValoresMobiliários").

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de ValoresMobiliários").

Fourth Paragraph -– The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de ValoresMobiliários").

Wording unchanged.

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

ARTICLE5-The Companyisentitledtoissuenew shareswithoutmaintainingproportion betweentypesand/orclassesof theexistingshares,providedthatthenumberofpreferred shares shall not exceed the limit of 2/3(two thirds  ~~(2/3~~) ofthe total issued shares.

Wording unchanged on the Portuguese version. Wording adjustment on the English version with no economic or legal effect.
First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:	First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:	First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:	Wording unchanged.

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;	a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;	a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;	Wording unchanged.
b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;	b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;	b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per one (1) preferred share, on a non-cumulative basis;	Wording unchanged.

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and	c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and	c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and	Wording unchanged.

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

d) participationinthe receiptofdividendas setforthinArticle ~~35,~~36,IV,item"c" of theseBy-Laws, whichshallbedistributedforthecommonandpreferredsharessoastoforeachpreferred share shall beascribed a dividend ten percent (10%)higherthanthedividendassignedtoeach common share,pursuanttotheprovisions ofArticle 17,firstparagraph,ofLaw No.6,404/76, as amended by Law No. 10,303/01, including, for purposesof such calculation, in the sum of the totalamountofdividendspaidtothepreferredshares,theamountpaidasminimumdividend setforthinitem"b"ofthis FirstParagraph.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

Second Paragraph - The preferred shares shall have no voting rights.	Second Paragraph - The preferred shares shall have no voting rights.	Second Paragraph - The preferred shares shall have no voting rights.	Wording unchanged.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Wording unchanged.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

ARTICLE6-TheCompanyisauthorizedtoincreaseitsCapitalStockbyresolutionofthe BoardofDirectorswithouttheneedtoamendmenttheCompanyby-laws,uptothelimitof ~~400,000,000 (~~four hundredmillion  (400,000,000)shares,throughissuance ofnewcommonorpreferred shares, with due regard tothe limit established in article 5 above.

Wording unchanged in the Portuguese version. Wording adjustment in the English version with no economic or legal effect.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.	First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.	First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.	Wording unchanged.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

Wording unchanged.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Wording unchanged.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

Wording unchanged.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTIGO 8º - A Assembleia Geral é a reunião dos acionistas, que a ela poderão comparecer por si ou por representantes constituídos na forma da Lei, a fim de deliberarem sobre as matérias de interesse da Sociedade.

CHAPTER III

GENERAL  SHAREHOLDERS  MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

Wording unchanged.

ARTICLE 9 – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

ARTICLE 9 – The General Shareholders' Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

ARTICLE9–The GeneralShareholders'Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman.TheGeneralMeetingshallbecalledbythe Board of Directors Chairman andshallhave the following attributions:

Wording unchanged in the Portuguese version. Wording adjustment in the English version with no economic or legal effect.
I – the amendment to the Company's Bylaws;	I. the amendment to the Company's Bylaws;	I. the amendment to the Company's Bylaws;	Wording unchanged.

II – the appointment and removal of members of the Company's Board of Directors at any time;	II. the appointment and removal of members of the Company's Board of Directors at any time;	II. the appointment and removal of members of the Company's Board of Directors at any time;	Wording unchanged.

III – the appointment and removal of the Chairman of the Company's Board of Directors;	III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;	III. the appointment and removal of the Chairman and the Vice-Chairman ofthe Company's Board of Directors;

Wording amended in order to establish as a power of the Shareholders General Meeting the election and destitution of the Chairman and also of the Vice-Chairman of the Board of Directors, with the purpose to adjust the Bylaws provisions to this new position;

IV – the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;	Wording unchanged.

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

Wording unchanged.

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;	Wording unchanged.

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

Wording unchanged.

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);	Wording unchanged.
IX – the approval of the accounts of the liquidator(s);	IX. the approval of the accounts of the liquidator(s);	IX. the approval of the accounts of the liquidator(s);	Wording unchanged.
X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;	Wording unchanged.

XI – the approval or the amendment of the annual operating plan;	XI. the approval or the amendment of the annual operating plan;	XI. the approval or the amendment of the annual operating plan;	Wording unchanged..

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XII. the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XII. the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

Wording unchanged.

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIII. the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIII. the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

Wording unchanged.

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;	XIV. the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;	XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;	Wording unchanged.
XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;	XV. the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;	XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;	Wording unchanged.
XVI –the approval of any change in the Company's dividend policy;	XVI. the approval of any change in the Company's dividend policy;	XVI –the approval of any change in the Company's dividend policy;	Wording unchanged..

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVII. the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

Wording unchanged.

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

XVIII. the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimôniolíquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

Wording unchanged.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE10 –Anyresolutionofthe GeneralShareholders’Meeting shall betakenby the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

Wording unchanged.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.	ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.	ARTICLE11–TheAnnualShareholders’Meetingshallhavetheattributionsset forthinthelaw and shall take place during the first four months following the endof each fiscalyear.	Wording unchanged.
Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.	Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.	SoleParagraph-Whenevernecessary,theGeneralShareholders’ Meeting maybeinstalled extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.	Wording unchanged.

CHAPTER IV MANAGEMENT ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.	CHAPTER IV MANAGEMENT ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.	CHAPTER IV MANAGEMENT ARTICLE12-TheCompanyshallbemanagedbyaBoardofDirectorsandanExecutive Officers Committee.	Wording unchanged.
First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to three (3) years, reelection being permitted.	First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to three (3) years, reelection being permitted.	First Paragraph - The term of officeof the membersoftheBoardofDirectorsandthe Executive Officers Committee shall be up to three (3)years, reelection being permitted.	Wording unchanged.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

SecondParagraph-The Directorsand theExecutiveOfficersshalltakeoffice bysigningtheir oathsintheBookofMinutesoftheBoardofDirectorsoroftheExecutiveOfficersCommittee, asthe case maybe.The investiture ofthemembers oftheBoard ofDirectors andtheExecutive OfficersCommitteeshallbeconditioned onpriorexecutionoftheStatementofConsentofthe Administratorsunderthetermsofthe provisionintheLevel 1 Regulation,aswellascompliance with the applicable legal requirements.

Wording unchanged.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.	ThirdParagraph-Thetermofoffice of theDirectorsandExecutiveOfficersshallbe extended untiltheir respectivesuccessors takeoffice.	Wording unchanged.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

FourthParagraph-Theminutesofthemeetingsof theBoardofDirectorsand oftheExecutive OfficersCommitteeshallberecordintheproperbook,whichshallbesignedbythepresent Directors andExecutive Officers, as thecase may be.

Wording unchanged.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than eighteen (18) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Section I Board of Directors ARTICLE13-TheBoardofDirectorsshall consistofatleastthree (3) andnomorethan eighteen(18)members, elected and removed by the General Shareholders'Meeting.

Section I

Board of Directors

ARTICLE13-TheBoardofDirectorsshall consistofatleastthree (3) andnomorethan eighteen(18)members, ~~all of whom must be shareholders of the Company,~~ elected and removed by the General Shareholders'Meeting.

Wording amended in order to remove the requirement of being a Company shareholder to be able to be elected as member of the Company’s Board of Directors, in order to reflect the new provisions of Law No. 6,404/76.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within fifteen (15) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within fifteen (15) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

SoleParagraph- Consideringtheprovisionsof article14,in the eventofabsence ortemporary absenceofanyDirector,thatDirectorshallappoint,inwriting,him/herreplacement among the otherBoard members. In thiscase, besideshis/herownvote,theBoardMember whois to replacethetemporarilyabsentorimpededBoardMember,shallalsocastthevoteofthe memberreplaced.Inthe eventofpermanentvacancyofa Director´s office,theChairman shall callaGeneralShareholders’Meetingwithinfifteen (15)daysfromthedate oftheoccurrenceof vacancy to fulfill such position permanently, untilthe end of the relevant term in office.

Wording unchanged.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.	ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the General Shareholders' Meeting.	ARTICLE14-TheBoardofDirectorsshallhaveaChairman~~,~~  and a Vice-Chairman, both appointedbytheGeneral Shareholders'Meeting.	Wording amended in order to reflect that the Board of Directors of the Company will have a Chairman and a Vice-Chairman, with the purpose to adjust the Bylaws provisions to this new position.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint, in writing, other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall be replaced by another Director to be appointed by him, in writing, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors, being that the one in replacement shall perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, the Vice-Chairman shall automatically take his position and call a General Shareholders’ Meeting within fifteen (15) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

SoleParagraph-Inthe eventofabsenceofthe Chairmanof theBoardof Directors,he shall ~~appoint, in writing, other Director to replace him, who will~~be replaced by another Director to be appointed by him, in writing, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors, being that the one in replacement shall performtheChairman’sduties.Inthe eventofpermanent vacancyof theChairman,~~any of~~ the ~~Directors~~Vice-Chairmanshall  automatically take his position andcallaGeneral Shareholders’Meeting withinfifteen (15)daysfrom thedate ofvacancy,fortheappointmentof thenewChairmanofthe Boardof Directorsinpermanent manner,untilthe endofthe relevant term in office.

Wording amended in order to establish that in case of absence or inability of the Chairman of the Board of Directors, he may indicate another Director as his substitute, and that the Vice-Chairman shall replace the Chairman in case such substitute is absent or has not been indicated, with the purpose to make the performance of the Board of Directors more efficient.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

Wording unchanged.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within seven (7) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within five (5) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

FirstParagraph-The ChairmanshallcallthemeetingsoftheBoardofDirectors,byhisorher initiativeorat thewrittenrequestofanyDirector.FailurebytheChairmantocallanymeeting within~~seven~~five  (~~7~~5) calendardaysfromthe dateofreceiptoftherequestbyany Directorshallallow such Director to call the meeting.

Wording amended to reducefrom 7 (seven) tofive (5) days the period within the Chairman shall comply with requests to call a Board of Directors meeting presented by other Director, with the purpose to make the decision-making process of the Board of Directors more efficient and speedy.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least seven (7) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, with at least seven (7) days in advance, including a detailed agenda of the meeting and specifying the place and date to be held on first call, in the event it is held on second call, a three (3) business days term between such dates must be observed. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

SecondParagraph –Thecallsforthemeetings oftheBoard ofDirectors shall bemadein writing, either by telex, facsimileor letter,with at least seven (7) days ~~prior to the date of each meeting, shall specify time and place and comprise~~in advance, includingadetailed agendaofthemeeting  and specifying the place and date to be held on first call, in the event it is held on second call, a three (3) business days term between such dates must be observed.Any proposalof resolutionsandall necessarydocumentationrelated thereto shall be atthe Board of Directorsdisposalatthe Company’sheadoffice.Themeetingsshallbeheldregardlessthe respective call notice in case of attendance of all Directors in office at such time, or by the prior writtenconsent of the absents Directors.

Wording amended to establish that the meetings of the Board of Directors on second call shall observe a three (3) business days term from the date on which such meeting would be held on first call, to make the decision making process of the Board more efficient and speedy.

Third Paragraph – The presence of at least ten (10) members of the Board of Directors, including those represented according to the sole paragraph of articles 13 and 14 above, shall be required for the installation of a meeting of the Board of Directors.

Third Paragraph – The presence of at least ten (10) members of the Board of Directors, shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of at least eight (8) members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented in accordance with the sole paragraph of articles 13 and 14 above.

ThirdParagraph–The presence ofatleastten(10)membersoftheBoardofDirectors, ~~including those represented according to the sole paragraph of articles 13 and 14 above,~~ shall be required for the installation of a meeting of the Board of Directors  on first call, and the presence of at least eight (8) membersoftheBoardofDirectors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented in accordance withthesoleparagraphofarticles13and14above. .

Wording amended in order to establish that the minimum quorum required for the installation of the meetings of the Board of Directors shall be, on first call, ten (10) Board members and, on second call, eight (8) Board members, with the purpose to make the performance of the Board of Directors more efficient.

Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

No corresponding provision.

~~Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.~~

Wording excluded in order to reflect the removal of the Advisory Boardof the Company, inlinewith the proposal toimprove thecorporate governance structureof the Company.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence by he shall be replaced by another Director to be appointed by him, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors

ARTICLE16 -TheBoard ofDirectorsmeetingsshall bepresidedbyitsChairman,orin ~~its latter's~~hisabsence~~,~~  by ~~other Director indicated by him~~he shall be replaced by another Director to be appointed by him, and in the absence of the latter or lack of appointment, he shall be replaced by the Vice-Chairman of the Board of Directors.

Wording amended in order to provide that the Board of Directors meetings shall be chaired by its Chairman, or in his absence by another Director indicated by the Chairman as his substitute, and that the Vice-Chairman shall replace the Chairman in case such substitute is absent or has not been indicated, with the purpose to make the performance of the Board of Directors more efficient.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting.

Sole Paragraph –TheresolutionsoftheBoardofDirectorsshallbetakenbymajorityofvotes castbyits members~~, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting~~.BoardmembersmaypartakeofthemeetingsoftheBoard ofDirectorsthroughe-conferencing,throughvideo-conferencingorthroughany othermeansof electroniccommunications~~, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the~~ allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting ~~in the name of said board member~~.

correspondenteata.

Wording amended in order to (i) exclude the provision regarding the qualified vote of the Board of Director’s Chairman, in order to make the Company’s Bylaws compatible with the Shareholders Agreement of Wilkes Participações S.A., the Company’s controlling shareholder, so as to reflect the current control structure in the Company since Casino has become the sole controlling shareholder of the Company, and (ii) facilitate the remote participation by Directors in meetings of the Board of Directors of the Company, with the purpose to make the performance of the Board of Directors more efficient

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 17 - The Board of Directors shall follow its Rules of Procedure, to be approved by the majority of its members, and have an Executive Secretary, appointed by majority of the Directors, who shall perform the duties defined in the Rules of Procedure, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE17-TheBoard ofDirectorsshall  follow its Rules of Procedure, to be approved by the majority of its members, andhaveanExecutiveSecretary,appointedbymajority of the Directors, ~~whose~~who shall perform the duties ~~shall be defined in the meeting at which he is appointed~~defined in the Rules of Procedure, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

Wording amended in order to provide that the Board of Directors of the Company will have a Rules of Procedures, to be approved by the majority of its members, as well as that the functions of the Executive Secretary of the Board shall be defined in such Rules, with the purpose to make the performance of the Board of Directors more efficient and improve its corporate governance practices.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:	ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:	ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:	Wording unchanged.
a) set forth the general guidelines of the Company's business;	a) set forth the general guidelines of the Company's business;	a) set forth the general guidelines of the Company's business;	Wording unchanged.
b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;	Wording unchanged.

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

Wording unchanged.
d) call the General Shareholders' Meeting;	d) call the General Shareholders' Meeting;	d) call the General Shareholders' Meeting;	Wording unchanged.

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;	e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;	e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;	Wording unchanged.
f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;	Wording unchanged.
g) appoint and remove the independent public accountants;	g) appoint and remove the independent public accountants;	g) appoint and remove the independent public accountants;	Wording unchanged.

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;	h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;	h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;	Wording unchanged.
i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;	Wording unchanged.

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

Wording unchanged.

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

k)define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

Wording unchanged.

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

Wording unchanged.

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

Wording unchanged.

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

Wording unchanged.

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) and up to two (2) times EBITDA of the preceding twelve (12) months;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) and up to two (2) times EBITDA of the preceding twelve (12) months;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) and up to two (2) times EBITDA of the preceding twelve (12) months;

Wording unchanged.

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimôniolíquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

Wording unchanged.

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (armslength) to be submitted to the General Shareholders’ Meetings.

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (armslength) to be submitted to the General Shareholders’ Meetings.

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (armslength) to be submitted to the General Shareholders’ Meetings.

Wording unchanged.

No corresponding provision.

Section II

Committees

ARTICLE 19 – The Company shall have as support committee to the Board of Directors an Audit Committee composed of three (3) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of these By-Laws.

Section II

Committees

ARTICLE 19 – The Company shall have ~~three (3~~as support committee to the Board of Directors an Audit Committee composed of three (3) members, at least two (2) of which shall be external and independent members (“External Members”), observed the provisions of Article 21 and the Chapter V of theseBy-Laws.

Wording altered in order to provide for the establishment of the Audit Committee, as well as to provide certain rules applicable to it, with the purpose to improve the Company’s corporate governance practices.The establishment of the Audit Committee should be incentivized by shareholders and management, and is aligned with the most recent regulations issued by CVM, the authority responsible for the supervision of the Company’s practices and conduct.

No corresponding provision.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Comission.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Comission.

Same as above.
No corresponding provision.	Second Paragraph - The External Members of the Audit Committee shall:	Second Paragraph - The External Members of the Audit Committee shall:	Same as above.
No corresponding provision.	a) not be a member of the Board of Directors of the Company or of its controlled companies; and	a) not be a member of the Board of Directors of the Company or of its controlled companies; and	Same as above.
No corresponding provision.

b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

Same as above.
No corresponding provision.	ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.	ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.	Same as above.
No corresponding provision.	First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:	First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:	Same as above.
No corresponding provision.	a) death or resignation;	a) death or resignation;	Same as above.

No corresponding provision.	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or	Same as above.
No corresponding provision.	c) a substantiated decision of the Board of Directors.	c) a substantiated decision of the Board of Directors.	Same as above.
No corresponding provision.	Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Same as above.
No corresponding provision.	Third Paragraph -The Audit Committee shall:	Third Paragraph -The Audit Committee shall:	Same as above.
No corresponding provision.	a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	Same as above.
No corresponding provision.	b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	Same as above.
No corresponding provision.	c) Review the quarterly financial information and the periodic financial statements prepared by the Company;	c) Review the quarterly financial information and the periodic financial statements prepared by the Company;	Same as above.

No corresponding provision.

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

Same as above.
No corresponding provision.

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

Same as above.
No corresponding provision.	f)provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	f)provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	Same as above.
No corresponding provision.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Board of Directors shall resolve on the duties and activities to be performed by the Audit Committee during the period that the Fiscal Council is operating. The Board of Directors, based on its own discretion, is also entitled to opt for the suspension of the operation of the Audit Committee during the period that the Fiscal Council is operating, assigning to the later, all or part of the duties and functions of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Board of Directors shall resolve on the duties and activities to be performed by the Audit Committee during the period that the Fiscal Council is operating. The Board of Directors, based on its own discretion, is also entitled to opt for the suspension of the operation of the Audit Committee during the period that the Fiscal Council is operating, assigning to the later, all or part of the duties and functions of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

Same as above.

ARTICLE 19 – The Company shall have three (3) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development Sustainable Development Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

ARTICLE 22 – In addition to the Audit Committee the Company shall have four (4) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; (iii) Development Sustainable Development Committee; and (iv) Corporate Governance Committee, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

ARTICLE 22 – In addition to the Audit Committee the Company shall have four (4) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; ~~and~~ (iii) Development Sustainable Development Committee; and (iv) Corporate Governance Committee, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

Wording amended in order to provide for the establishment of the Committee of Corporate Governance, which shall analyze the Company’s current structure and practices and make recommendations and suggestions with the purpose to improve the Company’s corporate governance practices.

First Paragraph - Each Special Committee shall be composed of no less than three (3) and up to five (5) members, for a term of office of three (3) years, reelection permitted . The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

First Paragraph - Each Special Committee shall be composed of no less than three (3) and up to five (5) members, for a term of office of three (3) years, reelection permitted. The members of each Special Committee shall be appointed by the Board of Directors among its members provided that one (1) External Member may be elected to each Special Committee. The Board of Directors shall also appoint the Chairman of each Special Committee.

FirstParagraph-EachSpecialCommitteeshallbecomposedofnolessthanthree (3)and up tofive (5)members,foratermofofficeofthree (3)years,reelectionpermitted .Themembers ofeachSpecialCommitteeshallbeappointedbytheBoardofDirectors~~, exclusively from~~among itsmembers  provided that one (1) External Member may be elected to each Special Committee.The Board of Directors shall alsoappointtheChairman ofeachSpecial Committee.

Wording amended in order to provide that the Special Committees may have in their composition an external member, with the purpose to improve the performance of such Committees in light of the contribution that specialized professionals can bring them

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to seven (7) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to seven (7) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to seven (7) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Wording unchanged.

Third Paragraph - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Third Paragraph – Each Special Committee shall hold meetings whenever called by its respective Chairman or by the Chairman of the Board of Directors, on his own initiative or per written request of any other member of such Special Committee. Meetings of the Special Committees may be called by any member of the respective Committee whenever the corresponding Chairman does not respond to the request for call presented by said member within three (3) consecutive days counting from the day of receipt of such request. A copy of the call notices of the Special Committees meetings shall be forwarded to the Chairman of the Board of Directors.

ThirdParagraph~~-  The~~–  EachSpecial ~~Committees~~Committeeshall holdmeetingswhenevercalledbyits respective Chairman or by the Chairman of the Board of Directors,on his owninitiativeorper writtenrequest ofanyother memberof~~the~~suchSpecial ~~Committees~~Committee.MeetingsoftheSpecialCommitteesmaybe calledbyanymemberof the respectiveCommitteewheneverthe corresponding Chairman  ~~of the Board of Directors~~doesnotrespond tothe request forcallpresented bysaidmemberwithin~~7~~three  (~~seven~~3) consecutivedayscountingfrom the day of receipt of ~~the request.~~such request. A copy of the call notices of the Special Committees meetings shall be forwarded to the Chairman of the Board of Directors.

Wording amended in order to (i) provide that the meetings of the Special Committees may be called by their respective Chairman, without prejudice to the prerogative of the Chairman of the Board of Directors to call it, and (ii) reduce from seven (7) to three (3) days the period within which the Chairmen of the Special Committees shall call a meeting of their respective Committees in compliance with the requests of other members, with the purpose to improve the performance of such Committees and to solidify the Company’s corporate governance practices.

Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.	Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.	Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.	Wording unchanged.

Section II

Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

Section III

Executive Officers Committee (“Diretoria”)

ARTICLE 23 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

Section ~~II~~III

Executive OfficersCommittee(“Diretoria”)

ARTICLE ~~20~~23- The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ARTICLE 21 –The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

ARTICLE ~~21~~24  - The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.
First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.	First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.	First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.	Wording unchanged.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:	Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:	Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:	Wording unchanged.

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

Wording unchanged.

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

Wording unchanged.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.	ARTICLE 25 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.	ARTICLE ~~22~~25- The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least one third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

Wording unchanged.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

ARTIGO 26 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

ARTICLE ~~23~~26- In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

I - manage the Company’s business and ensure compliance with these bylaws;	I - manage the Company’s business and ensure compliance with these bylaws;	I. manage the Company’s business and ensure compliance with these bylaws;	Wording unchanged.
II – ensure that the Company’s purpose is carried out;	II – ensure that the Company’s purpose is carried out;	II. ensure that the Company’s purpose is carried out;	Wording unchanged.
III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;	III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;	III. approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;	Wording unchanged.

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

IV. prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

Wording unchanged.

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;	V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;	V. guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;	Wording unchanged.
VI – suggest investment and operating plans or programs to the Board of Directors;	VI – suggest investment and operating plans or programs to the Board of Directors;	VI. suggest investment and operating plans or programs to the Board of Directors;	Wording unchanged.

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;	VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;	VII. authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;	Wording unchanged.
VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and	VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and	VIII. render an opinion on any matter to be submitted to the Board of Directors approval; and	Wording unchanged.
IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.	IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.	IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.	Wording unchanged.

ARTICLE 24 –The Chief Executive Officer, in particular, is entitled to:	ARTIGO 27 – The Chief Executive Officer, in particular, is entitled to:	ARTICLE ~~24~~27– The Chief Executive Officer, in particular, is entitled to:	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.
a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;	a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;	a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;	Wording unchanged.

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;	b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;	b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;	Wording unchanged.
c) call, install and preside the meetings of the Executive Officers Committee;	c) call, install and preside the meetings of the Executive Officers Committee;	c) call, install and preside the meetings of the Executive Officers Committee;	Wording unchanged.
d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and	d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and	d) coordinateandconduct theprocessofapprovaloftheannual/~~pluriannual~~multiannualbudgetandofthe investment and expansionplans together with the Board of Directors; and	Wording unchanged.

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.	e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.	e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.	Wording unchanged.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTIGO 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTIGO ~~25~~28  - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

ARTIGO 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

ARTIGO ~~26~~29- The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Wording unchanged.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Wording unchanged.

Third Paragraph - The Company shall be considered duly represented:	Third Paragraph - The Company shall be considered duly represented:	Third Paragraph - The Company shall be considered duly represented:	Wording unchanged.
a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;	a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;	a)jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;	Wording unchanged.

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in- fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

Wording unchanged.

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;	c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;	c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;	Wording unchanged.
d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.	d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.	d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.	Wording unchanged.

CHAPTER V

ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.

No corresponding provision.	~~ADVISORY BOARD ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.~~

Wording excluded in order to reflect the removal of the Advisory Board in order to make the Company’s management more efficient, aligned with the proposal for the improvement of the Company’s corporate governance structure, given that the amendments comprise the establishment of two other Committees, one of which is the Corporate Governance Committee, which shall be responsible for the functions currently performed by the Advisory Board.

First Paragraph - The members of the Advisory Board shall have a term of office of three (3) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

No corresponding provision.

~~First Paragraph - The members of the Advisory Board shall have a term of office of three (3) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.~~

Same as above.

Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.	No corresponding provision.	~~Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.~~	Same as above.

Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least five (5) days prior to the meeting.

No corresponding provision.

~~Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least five (5) days prior to the meeting.~~

Same as above.

Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.	No corresponding provision.	~~Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.~~	Same as above.
ARTICLE 28 - It is incumbent upon the Advisory Board to:	No corresponding provision.	~~ARTICLE 28 - It is incumbent upon the Advisory Board to:~~	Same as above.

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and	No corresponding provision.	~~a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and~~	Same as above.
b) render opinion on any matters submitted to them by the Board of Directors.	No corresponding provision.	~~b) render opinion on any matters submitted to them by the Board of Directors.~~	Same as above.

CHAPTER VI FISCAL COUNCIL ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.	CHAPTER VI FISCAL COUNCIL ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

CHAPTER VI

FISCAL COUNCIL

ARTICLE ~~29~~30–TheCompany shall have a Fiscal Council that shall operate ~~permanently and its members shall be annually appointed~~on a non-permanent basis, being installed by the General Meeting, as provided for by law.

Wording amended in order to provide that the Fiscal Council will operate on a non-permanent basis, being installed in the legal hypotheses, with the purpose to make the Company’s management more efficient, especially in view of the new Audit Committee, without prejudice to the installation of the Fiscal Council in compliance with the applicable legislation.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted~~, , and they shall remain in their positions until their successors take office.~~

Wording amended in order to remove the provision that the members of the Audit Committee shall remain in office until the investiture of their successors, considering that the Supervisory Board will be non-permanent.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.	Wording unchanged.
Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.	Wording unchanged.

ARTICLE 30 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

ARTIGO 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

ARTICLE ~~30~~31  - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.	Wording unchanged.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Wording unchanged.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.	Wording unchanged.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.	ARTIGO 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.	ARTICLE ~~31~~32The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.
First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.	First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.	First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.	Wording unchanged.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.	Wording unchanged.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Wording unchanged.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

Parágrafo 4º - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	ARTIGO 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	ARTIGO ~~32~~33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

CHAPTER ~~VII~~VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTIGO ~~33~~34-The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.	ARTIGO 35 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.	ARTIGO ~~34~~35- The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

CHAPTER VIII PROFIT DESTINATION ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:	CHAPTER VII PROFIT DESTINATION ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:	CHAPTER ~~VIII~~VII PROFIT DESTINATION ARTIGO ~~35~~36- Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;	I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;	I. from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;	Wording unchanged.

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

II. After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

Wording unchanged.

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

III. in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,4046404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

Wording unchanged.

IV - the remaining net profits shall have the following destination:	IV - the remaining net profits shall have the following destination:	IV. the remaining net profits shall have the following destination:	Wording unchanged.
a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;	Wording unchanged.

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;	Wording unchanged.

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

Wording unchanged.

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.;

Wording unchanged.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:	First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:	First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:	Wording unchanged.

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

Wording unchanged.

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized; and

Wording unchanged.

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Wording unchanged.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Wording unchanged.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.	Wording unchanged.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

Wording unchanged.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE ~~36~~37- Theamountofdividendsshallbeplacedattheshareholdersdispositionwithina maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determinedby theBoardof Directors, subject to theapplicable legal provisions.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	ARTICLE ~~37~~38- The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

CHAPTER IX

LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation

CHAPTERVIII

LIQUIDATION

ARTIGO 39 - TheCompanyshallbeliquidatedinthecasesprovidedbylaw,andtheGeneral Shareholders’Meetingshalldetermine theformofliquidation,appointtheliquidatorandthe members oftheFiscal Council, which shalloperate duringtheliquidation,andestablishtheir compensation.

CHAPTER ~~IX~~VIII

LIQUIDATION

ARTICLE ~~38~~39-The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

CHAPTER X

FINAL PROVISIONS

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

CHAPTER ~~X~~IX

FINAL PROVISIONSARTICLE

~~ARTICLE 39~~40– The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ARTICLE 40 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.	ARTICLE 41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.	ARTICLE ~~40~~41 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.
ARTICLE 41 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	ARTICLE 42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	ARTICLE ~~41~~42 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.	Adjustment in the wording due to the renumbering of the articles. No legal or economic effect.

ANNEX IV

Information required in items 12.6 to 12.10 of the Company’s Reference Form in connection with the candidate for the position ofVice-Chairman of the Company’s Board of Directors

12.6. In relation to each of the members of management and fiscal council, indicate, in a chart:

Name:	Arnaud Daniel CharlesWalter Joachim Strasser
Age:	42
Profession:	Business manager
CPF or passport number:	French Passport No. 07CH21148
Elective position (current/aimed):	Board of Directors Member / Vice-Chairman of Board of Directors
Election date(current/aimed):	31stof March 2011 / 18thof October 2012
Tenure from(current/aimed):	31stof March 2011 / 18thof October 2012
Termof office:	Until the 2014 annual shareholders meeting
Other positions or functions performed in the Company:	Member of Financial Committee and of Human Resources and Compensation Committee
Indication whether appointed by controlling shareholder or not:	Yes

12.7. Provide information of item 12.6 in relation to members of committees provided for in the Bylaws, as well as audit, risk, financial and compensation committees, even if such committees or bodies are not provided for in the Bylaws:

Applicable information provided in the preceding item.

12.8. In relation to each member of management and fiscal council, provide:

a.            Resume:

Mr. Arnaud Strasser works for Casino Group since 2007 and currently is a member of the Executive Committee and the Development and Equity Officer.Mr. Arnaud Strasser has previously acted as head of the international development department and as counsel to the chief executive office. Mr.Arnaud Strasser has also worked as Mission Chiefat France’s Prime Minister’s Office, in 2005, and as especial counsel at Renaud Dutreil’s Office, France’s Minister of Companies and Commerce, from 2005 to 2007. Mr. Arnaud Strasser was also member of the Board of Directors of AlmacenesExito (Colombia), Big C (Thailand), Super de Boer (Holland), as well as member of the execute board of Casino Group (France).

b.            Description of any of the following events which have occurred in the previous 5 years: (i) any criminal conviction; (ii) any conviction within an administrative proceeding conducted by CVM and the penalties applied; and (iii) any conviction not subject to appeal, judicial or administrative, which has suspended or forbidden the performance of any professional or commercial activity.

Mr. Arnaud Strasser has nothing to declare and was not subject to any of the possibilities listed in this item.

12.9. Provide information on marital relationship, civil partnership or family connection (up to second degree) among: (a) the Company’s managers; (b) (i) the Company’s managers and (ii) managers of companies directly or indirectly controlled by the Company; (c) (i) managers of companies directly or indirectly controlled by the Company and (ii) the Company’s direct or indirect controlling persons or companies; and (d) (i) the Company’s managers and (ii) managers of the Company’s direct or indirect controlling companies.

Mr. Arnaud Strasser has nothing to declare and is not subject to any of the possibilities listed in this item.

12.10. Provide information on subordination relationship, rendering of services or controlling relationships existing in the last 3 fiscal years, between management members and (a) companies directly or indirectly controlled by the Company; (b) the Company’s direct or indirect controlling persons or companies; and (c) where relevant, supplier, client, borrower or creditor of the Company, of companies controlled by the Company, of the Company’s controlling persons or companies and of companies controlled by any of such persons or companies.

Mr. Arnaud Strasser is a member of the Executive Committee and the Development and Equity Officer of Casino Guichard-Perrachon, a French company which currently controls the Company.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 3, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.